                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                       American Industrial Properties REIT
                       -----------------------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, $.01 par value per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                   026791 20 2
                                   -----------
                                 (CUSIP Number)

            Scott A. Wolstein, President and Chief Executive Officer
                    Developers Diversified Realty Corporation
                             34555 Chagrin Boulevard
                           Moreland Hills, Ohio 44022
                                 (440) 247-4700
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 1998
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

CUSIP NO. 026791 20 2                                    13D

1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Scott A. Wolstein

2        CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) / /
                                                                         (b) /x/

3        SEC USE ONLY

4        SOURCE OF FUNDS

         OO (exchange of shares in a merger)

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(a) or 2(e)         /  /

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                                    7       SOLE VOTING POWER
                                                 6*

NUMBER OF                           8       SHARED VOTING POWER
SHARES                                          -0-*
BENEFICIALLY                        9       SOLE DISPOSITIVE POWER
OWNED BY                                         6*
EACH                                10      SHARED DISPOSITIVE POWER
REPORTING                                       -0-*
PERSON WITH

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                6*

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                               -0-*

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           Less than one percent (1%)*

14       TYPE OF REPORTING PERSON

                                               IN

* See Item 5(a) for a discussion of Mr. Wolstein's status with, and the fact that he may be deemed to beneficially own all shares held by, Developers Diversified Realty Corporation.

              This Amendment No. 1 to Schedule 13D is filed to reflect Amendment No. 1 to the Share Purchase Agreement dated as of September 14, 1998 ("Amendment No. 1"), between Developers Diversified Realty Corporation, an Ohio corporation ("DDRC"), and American Industrial Properties REIT, a Texas real estate investment trust ("AIP"). Amendment No. 1 was entered into on September 16, 1998.

ITEM 1.       SECURITY AND ISSUER

              This Amendment No. 1 to Schedule 13D relates to the common shares of beneficial interest, $.01 par value per share ("Common Shares"), issued by AIP to DDRC and Scott A. Wolstein, the Chairman of the Board, President and Chief Executive Officer of DDRC, pursuant to the Agreements (as defined herein).

              The principal executive offices of AIP are located at 6210 North Beltline Road, Suite 170, Irving, Texas 75063-2656.

ITEM 2.       IDENTITY AND BACKGROUND

              This schedule is filed jointly by: (i) DDRC by virtue of its direct ownership of 2,207,618 Common Shares, and (ii) Scott A. Wolstein by virtue of his direct ownership of 6 Common Shares and his status as the Chairman of the Board, President and Chief Executive Officer of DDRC (DDRC and Mr. Wolstein collectively, the "Reporting Parties").

              The business address of each of the Reporting Persons is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

              Mr. Wolstein's principal occupation is serving as the Chairman of the Board, President and Chief Executive Officer of DDRC. Under the Purchase Agreement, Mr. Wolstein has been appointed Chairman of the Board of AIP. Mr. Wolstein is a citizen of the United States.

              Set forth in Appendix A hereto are the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each director and executive officer of DDRC. Each such person is a citizen of the United States.

              During the last five years, none of DDRC, Mr. Wolstein or any of the persons named in Appendix A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Under the Share Purchase Agreement dated as of July 30, 1998, between AIP and DDRC, as amended by Amendment No. 1 (as amended, the "Purchase Agreement"), DDRC received 949,147 Common Shares in exchange for $14,711,778.50. DDRC borrowed this amount under its existing credit facility with The First Chicago National Bank, as administrative agent, and certain other banks (the "Credit Facility").

              Under the Merger Agreement (the "Merger Agreement" and, together with the Purchase Agreement, the "Agreements") dated as of July 30, 1998 among AIP, DDRC and DDR Office Flex Corporation, a Delaware corporation ("Merger Sub"), DDRC received 1,258,471 Common Shares and Mr. Wolstein received 6 Common Shares in exchange for their respective interests in Merger Sub. Merger Sub owned five light industrial or office properties and was merged into AIP, with AIP as the survivor of the merger. The closing of the purchase of 949,147 Common Shares and 1,258,477 Common Shares under the Purchase Agreement and the Merger Agreement, respectively, are collectively referred to herein as the "Initial Closing," and the date of the Initial Closing is referred to as the "Initial Closing Date."

              DDRC anticipates funding the additional purchases of Common Shares and Preferred Shares (as defined herein) described in Item 4(a) through a combination of all or some of the following: working capital, borrowings under the Credit Facility, and the issuance of medium-term notes or equity securities under its shelf registration statement.

ITEM 4.       PURPOSE OF TRANSACTION

              Except as described below, neither of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of Item 4 of Schedule 13D:

              (a) Under the rules of the New York Stock Exchange (the "NYSE"), a majority the holders of the Common Shares (the "Shareholders") present at a meeting of the Shareholders at which a quorum is present must approve each of the Purchase Agreement, the Merger Agreement and the transactions contemplated under each of the Agreements (collectively, the "Transactions"). Following Shareholder approval, DDRC is obligated to purchase (the "Second Purchase") at a closing (the "Second Closing," and the date of the Second Closing, the "Second Closing Date"), the number of Common Shares that is equal to (i) the sum of (x) the aggregate principal balance of and accrued interest on any loans then outstanding under the Funding Option, and (y) the aggregate purchase price, after subtracting the value of any debt financing, of certain property acquisitions approved by the Board of Trust Managers of AIP (the "Managers") before the Initial Closing Date and of all property acquisitions that are approved between the Initial Closing Date and the Second Closing Date, by a majority of the Managers on the executive committee of the Board of Trust Managers of AIP (the "Executive Committee") that are not affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to AIP, divided by (ii) $15.50. It is a condition precedent to DDRC's obligation to purchase Common Shares at the Second Closing that AIP shall have borrowed at least 35% of the aggregate purchase price of each such acquisition from one or more third-party lenders.

              From time to time beginning on the Second Closing Date and ending on the date 180 days after the Second Closing Date (the "180 Day Period"), DDRC is obligated to purchase, at a price of $15.50 per Common Share, a number of Common Shares that in the aggregate, when added to the Common Shares purchased at the Second Closing does not exceed 5,226,583 Common Shares (the "Remaining Shares"), solely for the purpose of funding property acquisitions approved by a majority of the members of the Executive Committee that are not affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to AIP. It is a condition precedent to DDRC's obligation to purchase these Common Shares that AIP has borrowed at least 35% of the aggregate purchase price of each such acquisition approved by the Executive Committee from one or more third-party lenders.

              If, as of the Business Day following the expiration of the 180 Day Period, DDRC has not purchased all of the Remaining Shares at a price of $15.50 per Common Share, then DDRC has the option to purchase a number of Common Shares that when added to the Common Shares purchased at the Second Closing, equals the total number of the Remaining Shares.

              From time to time during the period commencing on the Second Closing Date and ending on the second anniversary of that date, AIP has the option to sell to DDRC the additional shares described in the first sentence of the following paragraph (the "Additional Purchased Shares") for an aggregate purchase price that may not exceed $200,000,000 (the "Additional Purchase Option") solely for the purpose of funding property acquisitions approved by a majority of the Managers (the "Managers") that are not affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to AIP. The Additional Purchase Option may only be exercised by action of a majority of the Managers, excluding the Managers appointed by DDRC.

              The Additional Purchased Shares may consist of any combination of the following, as AIP elects: (i) Common Shares, at a price of $15.50 per share, or (ii) Series A Convertible Preferred Shares, $.01 par value per share (the "Preferred Shares"), that are convertible into Common Shares after the expiration of the Standstill Period (as defined herein), at a price of $14.00 per share, but if DDRC would own, as a result of any such sale and purchase, in excess of 49.9% of the outstanding Common Shares (the "Forty-Nine Percent Threshold"), then AIP may sell only Preferred Shares to DDRC. The price per share of the Additional Purchased Shares is subject to adjustment if the ten trading day average price per Common Share on the NYSE falls below $12.12 per share and in the event of any share split, subdivision, combination, merger, reclassification or share dividend.

              After the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, the Additional Purchase Option is not exercisable on any date on which: (i) the closing price per common share, without par value, of DDRC (each, a "DDRC Common Share"), was equal to or less than $18.00, or (ii) the aggregate value of all Common Shares and Preferred Shares purchased by DDRC in accordance with the Purchase Agreement, determined based upon the amount paid by DDRC for such shares, exceeds ten percent (10%) of DDRC's Market Capitalization as of the last trading day prior to such date. "DDRC's Market Capitalization" means for any date (with the value of DDRC's publicly-traded securities determined by reference to the reported trading prices for the last trading day prior to such date when available and, when not available, based upon a certificate of the chief financial officer of DDRC who will, in good faith, value such securities): (i) the aggregate value of all of DDRC's equity securities then issued and outstanding, including DDRC Common Shares, and DDRC's preferred and convertible securities, determined on a fully-diluted basis, plus
(ii) the then outstanding aggregate principal amount of the indebtedness of DDRC and any subsidiary of DDRC. The term of the Additional Purchase Option is extended by one day for each day that the Additional Purchase Option cannot be exercised because of this limitation. In addition, the purchase price of all Common Shares and Preferred Shares issued to DDRC under that certain unit repurchase agreement to be entered into among DDRC, AIP and the investors named therein, related to the properties known as Tech 29, reduces the amount of the Additional Purchase Option on a dollar for dollar basis.

              Effective as of the Initial Closing Date, Mr. Wolstein was awarded options to purchase 100,000 Common Shares at a purchase price per Common Share equal to the closing price on the NYSE of one Common Share on the Initial Closing Date. Mr. Wolstein's compensation package, including the number of shares subject to options, is subject to revision by the Board of Trust Managers of AIP (the "Board"), excluding the Managers appointed by DDRC, after consultation with an independent compensation consultant. All of Mr. Wolstein's options vest on the Second Closing Date and terminate if the Purchase Agreement is terminated prior to the Second Closing.

              If the Purchase Agreement is terminated prior to the Second Closing, depending on the circumstances of such termination: AIP must repurchase the Common Shares held by DDRC and, at the option of DDRC, return the properties acquired under the Merger Agreement; or AIP may, at its option, return the properties acquired by it under the Merger Agreement to DDRC, each as described more fully in Item 6(a)(vii) and Item 6(a)(viii).

              (b) Under the Merger Agreement, Merger Sub was merged with and into AIP, with AIP as the survivor of such merger.

              (c) To the best of the Reporting Persons' knowledge, no such transaction is contemplated.

              (d) Under the Purchase Agreement, the Board was expanded to 11 members. DDRC has the right to nominate four Managers, including the Chairman of the Board. At the Initial Closing, DDRC nominated Mr. Wolstein, James A. Schoff, Albert T. Adams and Robert H. Gidel for election as Managers. The Board elected each of Messrs. Wolstein, Schoff, Adams and Gidel to the Board, with Mr. Wolstein serving as its Chairman. If DDRC has purchased all of the Remaining Shares prior to the expiration of the 180 Day Period, DDRC may continue to nominate three Managers (of a Board that will comprise 10 Managers commencing in May 1999) for so long as it retains its Common Share holdings, with reductions in the number of nominees on a graded scale to zero when it holds less than 25% of the shares acquired under the Agreements. If DDRC has not purchased all of the Remaining Shares following the expiration of the 180 Day Period, DDRC has a right to nominate a number of Managers equal to the percentage of AIP's issued and outstanding Common Shares on a fully diluted basis held by DDRC (with all Preferred Shares treated as issued and outstanding Common Shares) times the authorized number of Managers, with any resulting fraction rounded down. If the number of Managers DDRC is entitled to nominate under the right described in the preceding sentence is less that three, then DDRC's right to nominate the Chairman of the Board of AIP terminates.

              DDRC's nominees must resign if the Purchase Agreement is terminated prior to the Second Closing. One Manager (not nominated by DDRC) has indicated that he will retire at AIP's next annual meeting of shareholders.

              (e) Except as described herein, the Reporting Persons are not aware of any changes to AIP's present capitalization or dividend policy.

              (f) Except as described herein, the Reporting Persons are not aware of any material changes in AIP's business or corporate structure resulting from this transaction.

              (g) If the Purchase Agreement is terminated by AIP, other than a termination resulting from a material breach by DDRC, AIP: is obligated to pay a $3.5 million break-up fee to DDRC; is obligated to repurchase the Common Shares held by DDRC, as described in Item 6(a)(vii); and may be obligated to return the properties acquired under the Merger Agreement, as described in Item 6(a)(viii). In addition, DDRC may make a demand for any amounts owed pursuant to the funding option described in Item 6(a)(iv). DDRC and the Significant Shareholders (as defined herein) are parties to voting agreements described in Item 6(b). Under the Purchase Agreement and those voting agreements, AIP and the Significant Shareholders may not seek transactions that compete with the Transactions, subject to certain exceptions. The obligations and agreements described in this paragraph may impede a change of control of AIP.

              (h) The Reporting Persons are not aware of any such plan or proposal.

              (i) The Reporting Persons are not aware of any such plan or proposal.

              (j) The Reporting Persons are not aware of any such actions other than those described herein.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

              (a) DDRC beneficially owns 2,207,618 Common Shares, representing approximately 16.6% of the outstanding Common Shares. Mr. Wolstein, as an individual, beneficially owns six Common Shares, representing less than 1% of the outstanding Common Shares. As the Chairman of the Board, President and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to beneficially own 2,207,624 Common Shares, consisting of all of the Common Shares owned by DDRC and Mr. Wolstein, representing approximately 16.6% of the outstanding Common Shares.

              The Remaining Shares and the Common Shares and Preferred Shares, as applicable, to be acquired by DDRC in the Second Purchase and under the Additional Purchase Option have not been included in determining the beneficial ownership of DDRC or Mr. Wolstein. The options granted to Mr. Wolstein also have not been included in determining his beneficial ownership. DDRC and Mr. Wolstein believe that it will be in excess of 60 days before such Common Shares, Preferred Shares, or options are received or exercisable, as applicable, because AIP must convene a special meeting of the Shareholders, prepare a proxy statement for that special meeting, file that proxy statement with the Securities and Exchange Commission (the "Commission"), solicit proxies for that meeting in accordance with the rules of the Commission and the NYSE, and obtain a favorable vote at that meeting, before those shares or options may be received or exercised, as applicable.

              (b) DDRC has the sole power to vote and dispose of the 2,207,618 Common Shares listed as owned by it in Item 5(a). Mr. Wolstein has the sole power to vote and dispose of the six Common Shares listed as owned by him in
Item 5(a). As the Chairman of the Board, President and Chief Executive Officer of DDRC, Mr. Wolstein may be deemed to have the power to vote and dispose of the 2,207,624 Common Shares described in Item 5(a).

              (c) Except as described herein, none of the Reporting Persons or any of the persons identified in Appendix A has effected any transaction in the Common Shares in the past 60 days.

              (d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares described in Item 5(a).

              (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              (a)  Purchase Agreement.
                   ------------------

                   (i) Standstill Provisions. From the Initial Closing Date until the third anniversary of the Second Closing Date (the "Standstill Period"), DDRC is subject to a standstill provision that limits DDRC's ability to: acquire Common Shares, other than under the Purchase Agreement; act with others as a "group," as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended; solicit proxies or submit shareholder proposals in opposition to a majority of the Board; assist or encourage others in purchasing in excess of five percent of the Common Shares; and seek to control the management or policies of AIP.

                   (ii) Second Closing. DDRC's obligation to acquire Common Shares at the Second Closing is described in Item 4(a).

                   (iii) Remaining Shares. DDRC's obligation or option, as applicable, to acquire the Remaining Shares is described in Item 4(a).

                   (iv) Anti-Dilution. If DDRC's beneficial ownership of Common Shares falls below forty percent (40%) of the outstanding Common Shares on a fully diluted basis (the "Forty Percent Threshold"), DDRC has the right to purchase, at a price of $15.50 per Common Share, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold. The purchase price of all Common Shares issued pursuant to this option will reduce the Additional Purchase Option on a dollar for dollar basis.

              If DDRC's beneficial ownership of Common Shares falls below the Forty Percent Threshold after the Additional Purchase Option has been exhausted or otherwise terminated, then, notwithstanding the standstill provisions described in Item 6(a)(i), DDRC has the right (to the extent permitted by law) to purchase, in the open market or in one or more privately negotiated transactions, a number of Common Shares such that, immediately after such purchase and giving effect thereto, DDRC's beneficial ownership of Common Shares will be less than or equal to the Forty Percent Threshold.

                   (v) Funding Prior to the Second Closing Date. From the Initial Closing Date until the earlier of (x) the Second Closing Date, (y) 180 days after the Initial Closing Date, or (z) the date the Purchase Agreement is terminated, DDRC is obligated to lend to AIP, at AIP's option (the "Funding Option"), amounts that cannot in the aggregate exceed $81,012,036.50 (the amount of the purchase price of the Second Purchase), solely for the purpose of funding certain property acquisitions. All such loans will be made pursuant to a promissory note that bears interest at 10.25% annually, with interest payable quarterly, and with principal and interest payable within 30 days after a demand by DDRC. Each property acquisition must be approved by a majority of the Managers that are not affiliates of the seller of the property or of the assignor of the right to purchase the property at any time between the Initial Closing Date and the exercise of the option. The Funding Option may only be exercised by action of a majority of the Managers, excluding the Managers appointed by DDRC.

                   (vi) Additional Purchase Option. The Additional Purchase Option is described in Item 4(a).

                   (vii) Right to Nominate Managers. DDRC's right to nominate Managers is described in Item 4(d).

                   (viii) Repurchase Obligation. On any termination of the Purchase Agreement prior to the Second Closing Date, AIP must repurchase all Common Shares issued to DDRC within 30 days after such termination.

                   (ix) Return of Properties. On any termination by DDRC of the Purchase Agreement, other than a termination resulting from a material breach by AIP, prior to the Second Closing Date, AIP may assign the properties acquired under the Merger Agreement to DDRC in lieu of a portion of the funds required to be paid under the repurchase obligation described in Item 6(a)(vi). On any termination by AIP of the Purchase Agreement, other than a termination resulting from a material breach by DDRC, prior to the Second Closing Date, DDRC has the option to require AIP to return those properties to DDRC in lieu of a portion of the funds required to be paid under the repurchase obligation described in Item 6(a)(vi).

                   (x) Open Market Purchases. Notwithstanding any other provision of the Purchase Agreement, DDRC may, from time to time, purchase Common Shares with an aggregate value (determined based on the price paid by DDRC in each such transaction) that does not exceed $10,000,000 in one or more open market transactions, which purchases will reduce the aggregate amount of the Additional Purchase Option on a dollar for dollar basis after the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, but DDRC shall not make any such purchase if, as a result of such purchase, DDRC would own in excess of the Forty-Nine Percent Threshold.

              (b) VOTING AGREEMENTS. DDRC is a party to separate voting agreements with each of the following shareholders of AIP (the "Significant Shareholders"): (i) LaSalle Advisors Limited Partnership and ABKB/LaSalle Securities Limited Partnership (the "LaSalle Entities"); (ii) Praedium II Industrial Associates LLC ("Praedium"); (iii) Morgan Stanley Asset Management Inc., on behalf of certain of its clients with respect to shares of AIP over which it exercises investment discretion, and MS Real Estate Special Situations, Inc. (the "Morgan Entities"); and (iv) USAA Real Estate Company ("USAA"). The voting agreements provide that each Significant Shareholder will (i) either vote the Common Shares that it beneficially owns, or recommend that such shares, vote, as applicable, in favor of the transactions contemplated by the Purchase Agreement and the Merger Agreement, and (ii) not solicit competing transactions involving AIP. The voting agreement with the LaSalle Entities is subject to the LaSalle Entities' ability to vote or recommend otherwise for fiduciary duty reasons. The voting agreements provide that each Significant Shareholder, except for Praedium, agrees to either vote the Common Shares that it beneficially owns or recommend that such shares vote, as applicable, in favor of the Managers nominated by DDRC for so long as DDRC's rights to nominate Managers continues under the Purchase Agreement. In the Purchase Agreement, DDRC has agreed to vote its Common Shares in favor of the nominees of each Significant Shareholder for so long such Significant Shareholder has a right to nominate a Manager.

              (c) REGISTRATION RIGHTS AGREEMENT. AIP and DDRC are parties to a registration rights agreement (the "Registration Rights Agreement") relating to the Common Shares. The Registration Rights Agreement provides that DDRC may make up to three demands to have Common Shares registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). These demand registration rights are subject to certain limitations on other stockholders exercising their demand rights.

              DDRC has the right to require that AIP file and have declared effective a shelf registration statement to remain effective for three years from the date such registration statement is declared effective. DDRC also has certain "piggy-back" registration rights. DDRC must be notified prior to the filing of any registration statement under the Securities Act by AIP. DDRC may include Common Shares in any such registration statement. AIP must use its best efforts to include any such Common Shares in that registration statement.

              DDRC's rights under the Registration Rights Agreement rank pari passu with those of the Significant Shareholders under similar agreements with AIP.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

              A. Agreement among the Reporting Persons to file a joint statement on Schedule 13D

              B.    Share Purchase Agreement(1)

              C.    Amendment No. 1 to the Share Purchase Agreement*

              D.       Merger Agreement(1)

              E.       Voting Agreement between DDRC and the LaSalle
                       Entities(1)

              F.       Voting Agreement between DDRC and Praedium(1)

              G.       Voting Agreement between DDRC and the Morgan
                       Entities(1)

              H.       Voting Agreement between DDRC and USAA(1)

              I.       Registration Rights Agreement(1)

              J.       Credit Facility(2)

*        Filed herewith.

(1) Incorporated by reference herein from AIP's Current Report on Form 8-K filed with the Commission on August 5, 1998, Commission file number 1-9016.

(2) Incorporated by reference herein from DDRC's Annual Report on Form 10-K filed with the Commission on March 31, 1998, Commission file number 1-11690.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  DEVELOPERS DIVERSIFIED REALTY
                                  CORPORATION, an Ohio corporation


                                  By:        /s/ Scott A. Wolstein
                                     -------------------------------------------
                                  Name: Scott A. Wolstein
                                  Title:  President and Chief Executive Officer



                                             /s/ Scott A. Wolstein
                                  ----------------------------------------------
                                               Scott A. Wolstein



Dated as of September 16, 1998

                                                                      APPENDIX A

                        DIRECTORS AND EXECUTIVE OFFICERS
                  OF DEVELOPERS DIVERSIFIED REALTY CORPORATION

                  The following table sets forth the name, business address, present principal occupation or employment, the name, principal business and address of the principal office of any corporation or other organization in which such employment is conducted of each director and executive officer of Developers Diversified Realty Corporation, an Ohio corporation ("DDRC").



                                    Principal Occupation or Employment and Name,
                                    Principal Business and Address of
                                    Organization in which Employment
Name and Business Address           Conducted(1)
-------------------------           ------------

A.      Directors of DDRC

Scott A. Wolstein(2)                Chairman of the Board, President and Chief
                                    Executive Officer of DDRC (real estate
                                    investment trust); Chairman of the Board of American Industrial Properties REIT (real estate investment trust)

James A. Schoff(2)                  Vice Chairman of the Board and Chief
                                    Investment Officer of DDRC (real estate
                                    investment trust)

William N. Hulett III               Director of DDRC (real estate investment
6127 Chagrin River Road             trust)
Bentleyville, OH 44022

Ethan Penner                        President of Nomura Asset Capital
101 California Street               Corporation (real estate financing)
Suite 4225
San Francisco, CA 94111

Albert T. Adams                     Partner, Baker & Hostetler LLP (law firm)
3200 National City Center
1900 East 9th Street
Cleveland, OH 44114-3485

Dean S. Adler                       Principal, Lubert-Adler Partners, L.P.
Belgravia, 8th Floor                (real estate investments)
1811 Chestnut Street
Philadelphia, PA 19103

Barry A. Sholem                     Co-Chairman, Donaldson, Lufkin & Jenrett,
2121 Avenue of the Stars            Inc. Real Estate Capital Partners (real
Los Angeles, CA 90667               estate investments)

--------------------------

1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

B.      Executive Officers of DDRC

Scott A. Wolstein(2)                  See A. above

James A. Schoff(2)                    See A. above

                                      Vice President and Director of
                                      Development

John R. McGill(2)

Joan U. Allgood(2)                    Vice President and General Counsel
Loren F. Henry(2)                     Vice President and Director of Management
William H. Schafer(2)                 Vice President and Chief Financial Officer
Alan Bobman(2)                        Regional Vice President of Leasing
Steven M. Dorsky(2)                   Regional Vice President of Leasing
Robin R. Walker(2)                    Regional Vice President of Leasing

---------------------------

1 The business address of the organization in which each person's employment is conducted is the same as such person's business address.

2 The business address of each such person is 34555 Chagrin Boulevard, Moreland Hills, Ohio 44022.

                                                                       EXHIBIT A

         This Exhibit A to Amendment No. 1 to Schedule 13D is filed pursuant to the requirements of Rule 13d(1)(f)(1)(iii). The undersigned, Developers Diversified Realty Corporation and Scott A. Wolstein, hereby agree that the Amendment No. 1 to Schedule 13D to which this Exhibit A is attached is filed on behalf of each of the undersigned.

                                   DEVELOPERS DIVERSIFIED REALTY CORPORATION, an Ohio corporation

                                   By:  /s/ Scott A. Wolstein
                                      ------------------------------------------
                                   Name: Scott A. Wolstein
                                   Title:  President and Chief Executive Officer


                                              /s/ Scott A. Wolstein
                                   ---------------------------------------------
                                               Scott A. Wolstein


Dated as of September 16, 1998

                                                                       EXHIBIT C

                                AMENDMENT NO. ONE
                                -----------------
                                       TO
                                       --
                            SHARE PURCHASE AGREEMENT
                            ------------------------

         THIS AMENDMENT NO. ONE TO SHARE PURCHASE AGREEMENT (this "Amendment"), dated as of September 14, 1998, is made between American Industrial Properties REIT, a Texas real estate investment trust (the "Trust"), and Developers Diversified Realty Corporation, an Ohio corporation ("Buyer"). Except as otherwise indicated, capitalized terms used but not defined herein have the meanings ascribed to them in the Share Purchase Agreement dated as of July 30, 1998 between the Trust and Buyer (the "Purchase Agreement").

                                    RECITALS:
                                    ---------

         WHEREAS, Buyer and the Trust entered into the Purchase Agreement to provide for the purchase and sale of Trust Common Shares and to establish various rights and obligations in connection with the Purchase Agreement and the Merger Agreement;

         WHEREAS, Buyer and the Trust desire to amend the Purchase Agreement in order to modify the rights and obligations described in the Purchase Agreement;

         NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

         1. AMENDED AND RESTATED SECTION 6.3(b). Section 6.3(b) of the Purchase Agreement is hereby deleted and the following Section 6.3(b) is hereby substituted therefor:

                  "(b) Subject to Section 6.3(g), at any meeting of the shareholders of the Trust thereafter held to elect Managers, Buyer is entitled to nominate four Managers to the Board of Managers, including the Chairman of the Board of Managers, and Buyer's right to nominate Managers to the Board of Managers will continue, based on its ownership of the Purchased Shares, as follows: (i) so long as Buyer holds a number of Trust Common Shares that is equal to or greater than 75% of the number of Buyer Shares, Buyer is entitled to nominate four candidates for the Board of Managers, including the Chairman of the Board; (ii) so long as Buyer holds a number of Trust Common Shares that is less than 75%, but equal to or greater than 50%, of the number of Buyer Shares, Buyer is entitled to nominate three candidates for the Board of Managers, including the Chairman; (iii) so long as Buyer holds a number of Trust Common Shares that is less than 50%, but equal to or greater than 25%, of the number of Buyer Shares, Buyer is entitled to nominate two candidates for the Board of Managers; and (iv) if Buyer holds a number of Trust Common Shares that is less than 25% of the number of Buyer Shares, then Buyer's right to nominate Managers will terminate. The Trust shall cause such nominees to be included in the slate of nominees recommended by the Board of Managers to the Trust's shareholders for election as Managers, and the Trust shall use its reasonable best efforts to cause the election of such nominees."

         2. NEW SECTION 6.3(g). The following Section 6.3(g) is hereby added to the Purchase Agreement:

                  "(g) Notwithstanding anything to the contrary in Section 6.3(b), if Buyer has not purchased all of the Remaining Shares by the end of the fifth Business Day after the expiration of the 180 Day Period (as defined in Section 6.14) in accordance with Section 6.14 (so long as Buyer's failure to purchase all or part of the Remaining Shares is not a result of the Trust's failure to satisfy any condition precedent or to make any delivery required by this Agreement that has not been waived, in which case this Section shall not apply), then Buyer will be entitled to nominate a number of candidates to the Board of Managers equal to the product of: (a) 10 or the number of Managers that would constitute the authorized number of Managers, whichever is lower, times (b) a fraction, the numerator of which is the sum of the number of the Purchased Shares plus all Trust Common Shares purchased by Buyer under Sections 6.7 and 6.15, and the denominator of which is the number of Trust Common Shares then outstanding on a fully diluted basis, with that product rounded down to the nearest whole number (the "Product"). In determining the Product, any outstanding Buyer Preferred Shares will be treated as Purchased Shares when determining the numerator in clause (b) and will be treated as Trust Common Shares when determining the denominator in clause (b). If at any time the Product is less than the number of Buyer representatives then serving on the Board of Managers, Buyer shall cause a number of Buyer representatives to resign so that the number of Buyer representatives is equal to the Product. If at any time the Product is less than three, Buyer's right to nominate the Chairman of the Board of Managers shall cease (subject to automatic renewal if the Product is thereafter three or more) and Mr. Wolstein (or his successor if such successor was nominated by Buyer) shall resign as Chairman of the Board of Managers. The Trust shall cause Buyer's nominees to be included in the slate of nominees recommended by the Board of Managers to the Trust's shareholders for election as Managers, and the Trust shall use its reasonable best efforts to cause the election of such nominees."

         3. NEW SECTIONS 6.6(e) and (f). The following Sections 6.6(e) and (f) are hereby added to the Purchase Agreement:

                  "(e) Notwithstanding anything to the contrary in Section 6.6(a), after the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, the Additional Purchase Option is not exercisable on any date on which: (i) the closing price per common share, without par value, of Buyer (each, a "Buyer Common Share"), on the NYSE, as reported in The Wall Street Journal for the last trading day prior to such date, was equal to or less than $18.00, as adjusted for any share split, subdivision, combination, merger, reclassification or share dividend related to the Buyer Common Shares occurring at or before that date, or (ii) the aggregate value of the Purchased Shares and all Trust Common Shares purchased by Buyer pursuant to Sections 6.7 and 6.15, determined based upon the amount paid by Buyer for such shares (with each Merger Share valued at $15.50 per share), exceeds ten percent (10%) of Buyer's Market Capitalization as of the last trading day prior to such date. "Buyer's Market

--------------------------------------------------------------------------------

         Capitalization" means for any date (with the value of Buyer's publicly-traded securities determined by reference to the trading prices reported in The Wall Street Journal for the last trading day prior to such date when available and, when not available, based upon a certificate of the chief financial officer of Buyer who shall, in good faith, value such securities): (i) the aggregate value of all of Buyer's equity securities then issued and outstanding, including Buyer Common Shares, and Buyer's preferred and convertible securities, determined on a fully-diluted basis, plus (ii) the then outstanding aggregate principal amount of the indebtedness of Buyer and any subsidiary of Buyer. The term of the Additional Purchase Option shall be extended by one day for each day that the Additional Purchase Option cannot be exercised because of the conditions contained in this Section 6.6(e).

                  (f) The purchase price of all Trust Common Shares and Buyer Preferred Shares issued to Buyer pursuant to that certain unit repurchase agreement to be entered into among Buyer, the Trust and each investor named on the signature pages thereto related to the properties known as Tech 29 (the "Unit Agreement"), will reduce the aggregate amount of the Additional Purchase Option on a dollar for dollar basis. If Buyer would own, as a result of any sale and purchase under the Unit Agreement, in excess of the Threshold Amount, the Trust shall only sell Buyer Preferred Shares to Buyer under the Unit Agreement at a price of $14.00 per Buyer Preferred Share."

         4. NEW SECTION 6.14. The following Section 6.14 is hereby added to the Purchase Agreement:

                  "Section 6.14 FUNDING AT THE SECOND CLOSING.

                  (a) Notwithstanding anything to the contrary in Section 2.2 or 2.3(b), at the Second Closing Buyer is only obligated to purchase, and the Trust is only obligated to sell, the number of Trust Common Shares that is equal to (i) the sum of (x) the aggregate principal balance of and accrued interest on any loans then outstanding under the Funding Option, and (y) the aggregate purchase price, after subtracting the value of any debt financing, of all property acquisitions listed on Schedule 6.12 of the Purchase Agreement that close prior to the Second Closing or are approved, between the Initial Closing Date and the Second Closing Date, by a majority of the Managers on the executive committee of the Board of Managers of the Trust (the "Executive Committee") that are not Affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to the Trust, divided by (ii) $15.50; and it is a condition precedent to Buyer's obligation to purchase Trust Common Shares under this paragraph that the Trust shall have borrowed at least 35% of the aggregate purchase price of each such acquisition from one or more third-party lenders. The Trust shall initiate the sale and purchase at the Second Closing by delivering to Buyer a certificate of the Chief Executive Officer of the Trust identifying the applicable loan amounts, the properties to be acquired and the relevant purchase price and debt financing information for each, and the number of Trust Common Shares to be sold and purchased.

                           (b) From time to time beginning on the Second Closing Date and ending on the date 180 days after the Second Closing Date (the "180 Day Period"), Buyer agrees


--------------------------------------------------------------------------------
         to purchase, and the Trust agrees to sell, at a price of $15.50 per Trust Common Share, a number of Trust Common Shares that in the aggregate, when added to the Trust Common Shares purchased pursuant to
         Section 6.14(a), does not exceed the total number of the Remaining Shares, solely for the purpose of funding property acquisitions approved by a majority of the members of the Executive Committee that are not Affiliates of the seller of the property or of the assignor that assigned its right to acquire such property to the Trust; but it is a condition precedent to Buyer's obligation to purchase Trust Common Shares under this paragraph that the Trust shall have borrowed at least 35% of the aggregate purchase price of each acquisition approved by the Executive Committee under this Section 6.14(a)(ii) from one or more third-party lenders. The Trust shall initiate each such sale and purchase by delivering to Buyer a certificate of the Chief Executive Officer of the Trust identifying the property to be acquired and the relevant purchase price and debt financing information therefor, and the number of Trust Common Shares to be sold and purchased.

                           (c) If, as of the Business Day following the expiration of the 180 Day Period, Buyer has not purchased all of the Remaining Shares at a price of $15.50 per Trust Common Share, then Buyer has the option to purchase, and the Trust agrees to sell upon the exercise of this option, a number of Trust Common Shares that when added to the Trust Common Shares purchased pursuant to Sections 6.14(a) and (b), equals the total number of the Remaining Shares. Buyer may exercise this option only by providing notice of such exercise to the Trust on or before the second Business Day after the expiration of the 180 Day Period. Upon the exercise of this option, Buyer shall purchase, and the Trust shall sell, all of the Trust Common Shares covered by this option on the fifth Business Day after the expiration of the 180 Day Period. Each of the conditions precedent to the respective obligations of the Trust and Buyer and each of the deliveries required to be made at the Second Closing under this Agreement shall have been satisfied, waived or made, as applicable, as of the date of purchase under this paragraph as if such date were the Second Closing Date.

                           (d) Each of the conditions precedent to the respective obligations of the Trust and Buyer and each of the deliveries required to be made at the Second Closing under the Purchase Agreement shall have been satisfied, waived or made, as applicable, as of the date of each purchase under Section 6.14 as if such date were the Second Closing Date."

         5. NEW SECTION 6.15. The following Section 6.15 is hereby added to the Purchase Agreement:

                  "Section 6.15 OPEN MARKET PURCHASES. Notwithstanding anything to the contrary in this Agreement, Buyer may, from time to time, purchase Trust Common Shares with an aggregate value (determined based on the price paid by Buyer in each such transaction) that does not exceed $10,000,000 in one or more open market transactions, which purchases will reduce the aggregate amount of the Additional Purchase Option on a dollar for dollar basis after the aggregate purchase price for the Additional Purchased Shares reaches $100,000,000, but Buyer shall not make any such purchase if, as a result

--------------------------------------------------------------------------------
                                                                          Page 4
         of such purchase, Buyer would own in excess of the Threshold Amount. Buyer covenants that all such purchases will be conducted in accordance with all applicable federal and state securities laws."

         6. FULL FORCE AND EFFECT. Except as expressly provided in this Amendment, the Purchase Agreement shall continue in full force and effect in accordance with the provisions thereof and, unless expressly stated otherwise herein, the terms of the Purchase Agreement shall govern this Amendment.

         7. EFFECTIVE DATE. This Amendment shall be effective as of the date first set forth above and from and after such date all references to the Purchase Agreement shall be deemed to refer to the Purchase Agreement as amended by this Amendment.

         8. COUNTERPARTS. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Amendment.







--------------------------------------------------------------------------------

                  IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

                                     BUYER:

                                     DEVELOPERS DIVERSIFIED REALTY CORPORATION, an Ohio corporation

                                     By: /s/ James A. Schoff
                                     Name: James A. Schoff
                                     Title:   Chief Investment Officer

                                     THE TRUST:

                                     AMERICAN INDUSTRIAL PROPERTIES REIT,
                                     a Texas real estate investment trust

                                     By: /s/ Marc A. Simpson
                                     Name: Marc A. Simpson
                                     Title:   Senior Vice President







--------------------------------------------------------------------------------
                                                                          Page 6